                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                             (Amendment No. )



                             AIRNET SYSTEMS, INC.
                             --------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   009417106
                                (CUSIP Number)


                                    COPY TO:
                                Faith Pengelly
                     J O Hambro Capital Management Limited
                                 10 Park Place
                           London SW1A 1LP, England
                              011-44-171-222-2020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 24, 2000
           (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------            SCHEDULE 13D             -------------------
CUSIP No. 009417106                                       Page 2 of 50 Pages
---------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management Limited
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             800,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          800,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      800,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA, CO
------------------------------------------------------------------------------

---------------------            SCHEDULE 13D             -------------------
CUSIP No. 009417106                                       Page 3 of 50 Pages
---------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management (Holdings) Limited
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             800,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          800,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      800,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA, CO
------------------------------------------------------------------------------

---------------------            SCHEDULE 13D             -------------------
CUSIP No. 009417106                                       Page 4 of 50 Pages
---------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      American Opportunity Trust plc
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             300,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          300,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      300,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

---------------------            SCHEDULE 13D             -------------------
CUSIP No. 009417106                                       Page 5 of 50 Pages
---------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Christopher Harwood Bernard Mills
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             800,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          800,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      800,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

---------------------            SCHEDULE 13D             -------------------
CUSIP No. 009417106                                       Page 6 of 50 Pages
---------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Oryx International Growth Fund Limited
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Guernsey (Channel Islands)
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             150,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          150,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      150,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

---------------------            SCHEDULE 13D             -------------------
CUSIP No. 810022301                                       Page 7 of 50 Pages
---------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Consulta (Channel Islands) Limited
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Guernsey (Channel Islands)
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             150,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          150,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      150,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA, CO
------------------------------------------------------------------------------

---------------------            SCHEDULE 13D             -------------------
CUSIP No. 009417106                                       Page 8 of 50 Pages
---------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Trident North Atlantic Fund
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             50,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          50,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      50,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

---------------------            SCHEDULE 13D             -------------------
CUSIP No. 009417106                                       Page 9 of 50 Pages
---------------------                                     -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Premier North Atlantic
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             9,700
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,700

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                       [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO
------------------------------------------------------------------------------

Item 1.   Security Issuer.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock") of Airnet Systems, Inc., an Ohio corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3939 International Gateway, Columbus, Ohio 43219.

Item 2.    Identity and Background.

          2 (a-c,f).

          I.  Filing Parties:
              --------------

     This Statement is filed on behalf of the following eight persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management (Holdings) Limited ("Holdings") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. Holdings functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and as investment adviser to Oryx as well as private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment includes service as executive director of NASCIT, as a director of J O Hambro Capital Management and Oryx, and as co-investment adviser to NASCIT.

4. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

5. Oryx International Growth Fund Limited ("Oryx") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment

                              Page 10 of 50 Pages
     company. J O Hambro Capital Management and Consulta serve as investment advisers to Oryx.

6. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serving as investment manager of Oryx.

7. The Trident North Atlantic Fund ("Trident North Atlantic") is an open-ended investment Company incorporated in the Cayman Islands with its principal office and business at P. O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated Mutual Fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.

8. Premier North Atlantic ("Premier") is a sub-fund of Premier International Investments, an open-ended investment company incorporated in Luxembourg with its principal offices at European Bank and Business Centre, 6D route de Treves, L-2633, Luxembourg. J O Hambro Capital Management Limited is investment advisor to the fund.

II.  Control Relationships:
     ---------------------

     J O Hambro Capital Management is a wholly owned subsidiary of J O Hambro Capital Management (Holdings) Limited.

III.  Executive Officers and Directors:
      --------------------------------

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

     (d)  Criminal Proceedings
          --------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Civil Securities Law Proceedings
          --------------------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              Page 11 of 50 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

         The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this statement relates.

         The amount of funds used to date to acquire the Shares is approximately $5,943,139 (exclusive of brokerage fees and commissions).

Item 4.   Purpose of Transaction.

         The Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

         (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and
(ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:

                                                                                    Number of
                                                                     Number of       Shares:
                                                    Number of         Shares:        Sole or
                                  Aggregate         Shares: Sole      Shared         Shared
           Filing                 Number of           Power to       Power to       Power to     Approximate
           Party                  Shares:               Vote            Vote        Dispose      Percentage*
---------------------------     -------------     -------------     -----------    ----------   ------------
Holdings                           800,800               0             800,800       800,800           7.0%
J O Hambro                         800,800               0             800,800       800,800           7.0%
Capital Management
Christopher H.B. Mills             800,800               0             800,800       800,800           7.0%
American Opportunity Trust         300,000               0             300,000       300,000           2.6%
Oryx                               150,000               0             150,000       150,000           1.3%
Consulta                           150,000               0             150,000       150,000           1.3%
Trident North Atlantic              50,000               0              50,000        50,000           0.3%
Premier                              9,700               0               9,700         9,700           0.1%
-------------------------------------------------------------------------------------------------------------

     * Based on 11,393,362 shares of Common Stock, par value $.10 per share, outstanding as of March 3, 2000, which is based on information reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

     (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                              Page 12 of 50 Pages

              Airnet Systems, Inc.                       Trades in 60 days prior to filing

                                                                       Price              Broker
Date          Filing Party                        No of shares         (US$)

02/28/00      J O Hambro Capital Management           115,000            3.1           Raymond James

02/10/00      Trident North Atlantc                       700            5.13          Raymond James
2/28/00       Trident North Atlantic                    5,500            5.94          Raymond James

2/28/00       J O Hambro Capital Management          (120,500)           4.94          Raymond James
13/03/00      J O Hambro Capital Management             3,400            5.4           Raymond James
14/03/00      J O Hambro Capital Management             1,400            5.63          Raymond James
15/03/00      J O Hambro Capital Management            19,200            5.75          Raymond James

          All of the above transactions were effected in the open market and were purchases except for the transaction on February 28, 2000 (for 120,500 shares), which was a sale.

          (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by American Opportunity Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7.   Material to be Filed as Exhibits.

        The following documents are filed herewith:

        (a) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

        (b) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

        (c) Joint Filing Agreement dated April 13, 2000 among J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, Christopher Mills, The Trident North Atlantic Fund, Oryx International Growth Fund Limited, Consulta (Channel Islands) Limited and Premier North Atlantic.

                              Page 13 of 50 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 13, 2000

                             J O HAMBRO CAPITAL MANAGEMENT LIMITED



                             By: /s/ R. G. Barrett
                                -----------------------
                                Name: R.G. Barrett
                                Title:  Director
                                Executed on behalf of the parties hereto
                                pursuant to the Joint Filing Agreement filed
                                herewith.

                              Page 14 of 50 Pages

                                  Schedule A



The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management (Holdings) Limited ("Holdings") as of the date hereof.


Name:                                  James Daryl Hambro
                                       (Chairman)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Chairman, J O Hambro Capital Management
                                       Limited


 Name:                                 Christopher Harwood Bernard Mills
                                       (Director)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Executive Director, NASCIT
                                       Executive Director, American Opportunity
                                       Trust
                                       Director, J O Hambro Capital Management
                                       Limited

Name:                                  Nichola Pease
                                       (Director and Chief Executive)

Citizenship:                           British

                              Page 15 of 50 Pages

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Director and Chief Executive, J O
                                       Hambro Capital Management Limited

Name:                                  Basil Postan
                                       (Director)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Director, J O Hambro Capital Management
                                       Limited

Name:                                  Malcolm Robert King
                                       (Director)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Director, J O Hambro Capital Management
                                       Limited

Name:                                  Lisa Marie Rowland
                                       (Director)

Citizenship:                           American

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

                              Page 16 of 50 Pages

Principal Occupation:                  Director, J O Hambro Capital Management
                                       Limited

Name:                                  Robert George Barrett
                                       (Director)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Director, J O Hambro Capital Management
                                       Limited

Name:                                  Claudia Margaret Cecil Perkins
                                       (Director)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Director, J O Hambro Capital Management
                                       Limited

                              Page 17 of 50 Pages

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                                  James Daryl Hambro
                                       (Managing Director)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Managing Director, J O Hambro Capital
                                       Management Limited

Name:                                  Christopher Harwood Bernard Mills
                                       (Director)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Executive Director, NASCIT
                                       Executive Director, American Opportunity
                                       Trust
                                       Director, J O Hambro Capital Management

Name:                                  Claudia Margaret Cecil Perkins
                                       (Director)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Director, J O Hambro Capital Management


                              Page 18 of 50 Pages

Name:                                  Malcolm Robert King
                                       (Director)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Director, J O Hambro Capital Management


Name:                                  Nichola Pease
                                       (Director)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Director and Chief Executive, J O Hambro
                                       Capital Management

Name:                                  Basil Postan
                                       (Director)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Director, J O Hambro Capital Management

Name:                                  Lisa Marie Rowland
                                       (Director)

Citizenship:                           American

                              Page 19 of 50 Pages

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Director, J O Hambro Capital Management

Name:                                  Robert George Barrett
                                       (Director)

Citizenship:                           British


Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Director, J O Hambro Capital Management

                              Page 20 of 50 Pages

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                                  R. Alexander Hammond-Chambers
                                       (Chairman)

Citizenship:                           British

Business Address:                      29 Rutland Square
                                       Edinburgh
                                       EH1 2BW

Principal Occupation:                  Non-executive director

Name:                                  Christopher Harwood Bernard Mills

Citizenship:                           British

Business Address:                      10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Executive Director, American Opportunity
                                       Trust
                                       Executive Director, NASCIT
                                       Director, J O Hambro Capital Management


Name:                                  John Gildea
                                       (Director)

Citizenship:                           USA

Business Address:                      Gildea Management Company/1/
                                       115 East Putnam Avenue
                                       3rd Floor
                                       Greenwich, Connecticut 06830

Principal Occupation:                  President, Gildea Management Company


________________________________

     /1/ Gildea Management Company is principally engaged in the investment management business.

                              Page 21 of 50 Pages

Name:                                  The Hon. James J. Nelson
                                       (Director)
Citizenship:                           British

Business Address:                      Foreign & Colonial Ventures/2/
                                       4th Floor
                                       Berkeley Square House
                                       Berkeley Square
                                       London W1X 5PA
                                       England
Principal Occupation:                  Director, Foreign & Colonial Ventures

Name:                                  Iain Tulloch
                                       (Director)

Citizenship:                           British

Business Address:                      Murray Johnstone Ltd./3/
                                       7 West Nile Street
                                       Glasgow G2 2PX
                                       Scotland

Principal Occupation:                  Director, Murray Johnstone Ltd.

Name:                                  Philip Ehrman
                                       (Director)
Citizenship:                           British


____________________________

     /2/ Foreign & Colonial Ventures is principally engaged in the investment management business.

     /3/ Murray Johnstone Ltd. is principally engaged in the investment management business.

                              Page 22 of 50 Pages

Business Address:                      Gartmore Investment Management Ltd./4/
                                       Gartmore House
                                       16-18 Monument Street
                                       London EC3R 8AJ
                                       England

Principal Occupation:                  Investment Manager, Gartmore Investment
                                       Management Ltd.


__________________

     /4/ Gartmore Investment Management Limited is principally engaged in the investment management business.

                              Page 23 of 50 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.

Name:                                  Nigel Kenneth Cayzer
                                       (Chairman)

Citizenship:                           British

Business Address:                      Kinpurnie Estate
                                       Smiddy Road
                                       Newtyle
                                       Perthshire
                                       PH12 8TB

Principal Occupation:                  Non-executive director


Name:                                  His Excellency Salim Hassan Macki
                                       (Director)

Citizenship:                           Omani

Business Address:                      P.O. Box 4160
                                       Postal Code 112
                                       Ruwi
                                       Sultanate of Oman

Principal Occupation:                  Non-executive director


Name:                                  Patrick John McAfee
                                       (Director)

Citizenship:                           British

Business Address:                      Deutche, Morgan Grenfell/5/
                                       4 Eagle Valley
                                       Power Court
                                       Ennis Kerry County
                                       Wicklow
                                       Ireland

___________________________

     /5/ Deutche, Morgan Grenfell is a merchant bank.

                              Page 24 of 50 Pages

Principal Occupation:                  Company Director


Name:                                  Christopher Harwood Bernard Mills
                                       (Director)

Citizenship:                           British

Business Address:                      10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Executive Director, NASCIT
                                       Executive Director, American Opportunity
                                       Trust
                                       Director, J O Hambro & Partners
                                       Director, Oryx

Name:                                  Harald Lungershausen
                                       (Director)

Citizenship:                           German

Business Address:                      Seestrasse 240
                                       P.O. Box 0802
                                       Kilchberg
                                       Zurich
                                       Switzerland

Principal Occupation:                  Company Director


Name:                                  Mohamed Hassan Ghurlam Habib
                                       (Director)

Citizenship:                           Omani

Business Address:                      Oman National Insurance Company/6/
                                       PO Box 2254
                                       Postal Code 112
                                       Ruwi
                                       Sultanate of Oman
____________________________

     /6/ Oman National Insurance Company is principally engaged in the insurance business.

                              Page 25 of 50 Pages

Principal Occupation:                  Chief Executive, Oman National Insurance
                                       Company, SAOG


Name:                                  Rupert Arthur Rees Evans
                                       (Director)

Citizenship:                           British

Business Address:                      Ozannes/7/
                                       PO Box 186
                                       1 Le Marchant Street
                                       St. Peter Port
                                       Guernsey
                                       Channel Islands

Principal Occupation:                  Guernsey Advocate
                                       Partner, Ozanne van Leuven Perrot & Evans


Name:                                  Hussan Al Nowais

Citizenship:                           United Arab Emirates

Business Address:                      Emirate Holdings
                                       P.O. Box 984
                                       Abu Dhabi
                                       United Arab Emirates

Principal Occupation:                  Chairman and Managing Director, Emirate
                                       Holdings


_________________________

     /7/ Ozannes is a law firm.

                              Page 26 of 50 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Consulta (Channel Islands) Limited ("Consulta") as of the date hereof.


Name:                             Gary Michael Brass
                                  (Director)

Citizenship:                      British

Business Address:                 20 St. James's Street
                                  London SW1A 1ES
                                  England

Principal Occupation:             Managing Director, Consulta


Name:                             Jeremy Caplan
                                  (Director)

Citizenship:                      British

Business Address:                 1 Britannia Place
                                  Bath Street
                                  St. Helier
                                  Jersey

Principal Occupation:             English Solicitor


Name:                             Barry Carroll
                                  (Director)

Citizenship:                      British

Business Address:                 Management International (Guernsey) Limited/8/
                                  Bermuda House
                                  St. Julian's Avenue
                                  St. Peter Port
                                  Guernsey

Principal Occupation:             Managing Director
                                  Management International (Guernsey) Limited

________________________

          /8/ Management International (Guernsey) Limited is principally engaged in the investment management business.

                               Page 27 of 50 Pages

Name:                                  Rupert Arthur Rees Evans
                                       (Director)

Citizenship:                           British

Business Address:                      P.O. Box 186
                                       1 Le Marchant Street
                                       St. Peter Port
                                       Guernsey

Principal Occupation:                  Guernsey Advocate
                                       Partner, Ozanne van Leuven
                                       Perrot & Evans

                               Page 28 of 50 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Consulta Limited, the parent of Consulta (Channel Islands) Limited.

Name:                         Harald Alejandro Lamotte
                              (Director)

Citizenship:                  British

Business Address:             20 St. James's Street
                              London SW1A 1ES
                              England

Principal Occupation:         Investment Fund Manager,
                              Consulta Limited


Name:                         Gary Michael Brass
                              (Director)

Citizenship:                  British

Business Address:             20 St. James's Street
                              London SW1A 1ES
                              England

Principal Occupation:         Investment Fund Manager,
                              Consulta Limited


Name:                         Paul David Ashburner Nix
                              (Director)

Citizenship:                  British

Business Address:             20 St. James's Street
                              London SW1A 1ES

Principal Occupation:         Investment Fund Manager,
                              Consulta Limited

                              Page 29 of 50 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.

Name:                                  Niamh Meenan
                                       (Director)

Citizenship:                           Irish

Business Address:                      RSM Robson Rhodes
                                       Fitzwilton House
                                       Wilton Place
                                       Dublin 2

Principal Occupation:                  Senior Manager, RSM Robson Rhodes


Name:                                  Christopher Harwood Bernard Mills
                                       (Director)

Citizenship:                           British

Business Address:                      J O Hambro Capital Management Limited
                                       10 Park Place
                                       London SW1A 1LP
                                       England

Principal Occupation:                  Executive Director, NASCIT
                                       Executive Director, American Opportunity
                                       Trust
                                       Director, J O Hambro Capital Management
                                       Limited


Name:                                  David Sargison
                                       (Director)

Citizenship:                           British

Business Address:                      Caledonian Bank & Trust Limited
                                       Caledonian House
                                       George Town, Grand Cayman
                                       Cayman Islands

Principal Occupation:                  Managing Director, Caledonian Bank &
                                       Trust Limited

                              Page 30 of 50 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Premier North Atlantic ("Premier") as of the date hereof.


Name:                                  Jonathan P.H. Fry

Citizenship:                           British

Business Address:                      Premier Asst Managment
                                       Chertsey Street
                                       Guilford
                                       Surry
                                       GU1 4HG
                                       England

Principal Occupation:                  Joint Managing Director, Premier House


Name:                                  David G. Smith

Citizenship:                           British

Business Address:                      Clay Consultants
                                       Kurangarira
                                       St. Savior's Hill
                                       St. Saviour
                                       Jersey
                                       Channel Island
                                       JE2 7LG

Principal Occupation:                  Company Director, Clay Consultants


Name:                                  Duncan Smith

Citizenship:                           British

Business Address:                      Cogent Investment Operations
                                       European Bank and Business Centre
                                       6D Route de Treves
                                       L-2633
                                       Luxembourg

                              Page 31 of 50 Pages

Principal Occupation:                  Operations Director - Cogent Investment
                                       Operations

                              Page 32 of 50 Pages

                                 Exhibit Index
                                 -------------
Document
--------

     The following documents are filed herewith:

     (a) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

     (b) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (c) Joint Filing Agreement dated as of April 13, 2000 among J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust PLC, Christopher Mills, The Trident North Atlantic Fund, Oryx International Growth Fund Limited, Consulta (Channel Islands) Limited and Premier North Atlantic.

                              Page 33 of 50 Pages